Mail Stop 4561

August 3, 2006

Michelle Green
Chief Financial Officer
Belrose Capital Fund LLC
The Eaton Vance Building
255 State Street
Boston, Massachusetts 02109

> **RE:** **Belrose Capital Fund LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 000-50258**

Dear Ms. Green,

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In future filings, please revise your Consolidated Statements of Assets and Liabilities to separately present the following or tell us why you believe they are not appropriate:

   A. Assets
      1. investments in securities of unaffiliated issuers,
      2. investments in and advances to affiliates, and

       3. investments – other than securities.

   B. Net Assets
       1. the title of each class of capital shares or other capital units,
       2. the number of shares or capital units authorized,
       3. the number of shares or capital units outstanding,
       4. the dollar amount of shares or capital units,
       5. the accumulated undistributed investment income-net,
       6. the accumulated undistributed net realized gains (losses) on investment transactions, and
       7. the net unrealized appreciation (depreciation) in value of investments at the balance sheet date.

Refer to Rule 6-04 of Regulation S-X.

2.   Please tell us the accounting guidance on which you rely to present expenses allocated from Belvedere Company as a reduction in investment income. Tell us why you believe it is appropriate to consider these allocated amounts as investment expenses.

3.   In future filings, please revise to disclose either in the body of the financial statements or in the footnotes, the average dollar amount of borrowings and the average interest rate. Refer to Rule 6-07.3 of Regulation S-X.

4.   In future filings, please revise your Consolidated Statements of Operations to separately present the net realized gain or loss on transactions in (1) investment securities of unaffiliated issuers, (2) investment securities of affiliated issuers, and (3) investments other than securities. Refer to Rule 6-07.7(a) of Regulation S-X.

Note 4 Shareholder Transactions, page 49

5.   In future filings, please revise to more clearly disclose the typical situations where shareholders would elect to restructure their fund share interests in an estate freeze election.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin Vaughn
Branch Chief